NYSE American : OZ



PUBLICLY TRADED OPPORTUNITY ZONE FUND

November 2021

Issuer Free Writing Prospectus dated November 16, 2021
Filed Pursuant to Rule 433
Registration No. 333-255424



"Do Good While Doing Good"



OZ Overview

Belpointe PREP, LLC **("OZ")** is the first and only publicly traded Qualified Opportunity Zone Fund to be listed on a National Securities Exchange.

OZ offers:

High quality and actively managed real estate investment assets in the United States, through the expertise of the **Belpointe** organization.

Tax incentives through investments in ***Opportunity Zones***, as legislated by the ***Tax Cuts and Jobs Act of 2017 ("TCJA").***

A superior investment vehicle in the form of a ***SEC registered and NYSE American ("NYSE") publicly traded partnership***, which provides greater transparency, liquidity and additional tax advantages versus traditional real estate funds.

… And ultimately the potential for superior after-tax financial returns for investors.

Executive Summary

OZ	Belpointe PREP, LLC **(NYSE: OZ)** is the first and only publicly traded "Opportunity Zone" fund, which is now disrupting the real estate investment industry with its unique combination of development expertise and its unparalleled investment platform. OZ is conducting an ongoing initial public offering of $750,000,000 in Class A units and is currently listed on the NYSE.
Who is OZ?	OZ is backed by Belpointe, which is a leading investment firm based in Greenwich, Connecticut that has a unique combination of resources, including real estate development and construction expertise. Belpointe's real estate success is due to its team of former AvalonBay® development and construction experts, which have successfully built over $1 billion in multifamily and mixed-use developments. Belpointe's financial management division currently manages over $3 billion in public securities. We believe fully integrated real estate investment, development, construction and management divisions separate Belpointe from its competition.
Tax Advantaged Investing	OZ offers all the traditional tax advantages of a real estate partnership but with substantial new tax benefits legislated in the TCJA. The TCJA allows for the deferral and potential reduction of taxes on previous capital gains that are reinvested into OZ, and for the potential elimination of capital gains and depreciation recapture taxes on the growth and depreciation benefits from holding OZ units, if unitholders hold their OZ units for 10 years or more. In addition, OZ unitholders can receive up to a 20% tax deduction benefit on any taxable income under Section 199A of the TCJA.
Why OZ?	We believe OZ's unique platform, combined with its enhanced structure, tax advantages and highly experienced real estate team, make OZ a one-of-a-kind real estate investment platform that is unrivalled in the industry. Specifically, OZ offers best-in-class: management fees, carried interest, tax advantages, liquidity, transparency, diversification, real estate development and construction capabilities, and real estate investment management … all of which may ultimately lead to ***superior after-tax returns for its unitholders.***

OZ Structural Advantages


PREP Advantages

- Actively managed real estate by experienced real estate professionals.
- Greater diversification by geographic locations and asset types.
- Pass-through depreciation to investors.
- Ability to make quarterly distributions.*
- Annual distributions of at least 90% of operational income earned. *
- Low investment minimum for investors.


Tax Advantages

- Deferral of previous capital gains that are reinvested into OZ until December 31, 2026.
- 10% reduction of previous capital gains taxes if OZ's units are held for at least 5 years on or prior to December 31, 2026.
- Elimination of all capital gains taxes on the appreciation of OZ units, if OZ units held for at least 10 years.
- Up to 20% tax deduction on dividend income if income exceeds depreciation amount.
- No depreciation recapture tax, if OZ units held for at least 10 years.


NYSE Listed Advantages

- Provides unitholders with better transparency and SEC reporting.
- Publicly traded on the NYSE provides easy access investing through any brokerage account without any subscription paperwork.
- Publicly traded on the NYSE provides liquidity for its unitholders, so they can control their investment exit amounts and timing.
- Both non-accredited and accredited investor access.


NYSE Listed Advantages
PREP Advantages
Tax Advantages

+ Belpointe OZ Advantages

- Reduced annual Management Fee, only 0.75% (vs 2% traditionally).
- Minimal Carried Interest, only 5% (vs 20% traditionally).
- No Investor Servicing Fees.
- No Capital Calls.
- Acquisition of other Qualified Opportunity Funds and their stabilized assets reducing the construction risks and increasing operating cash flows.

*. We do not expect to pay any distributions until the proceeds of our initial public offering are invested and generating positive cash flow.



Real Estate Group



OZ Real Estate Group — *Overview*

OZ is managed by *Belpointe's Real Estate Team,* which is headquartered in Greenwich, Connecticut. **Belpointe is a fully integrated real estate development, construction and management firm specializing in multifamily investment strategies, specifically in ground-up construction.**

Belpointe's real estate team consists of former AvalonBay® professionals who have extensive expertise as developers and construction managers, with over $1 billion dollars in real estate developments.

Having access to Belpointe's development and construction capabilities gives OZ an immense advantage over competitors, since Belpointe can actively manage the risks associated with new developments.

Since 2012, Belpointe's development team has sponsored three real estate investment vehicles that have raised an aggregate of approximately $236 million of equity capital and have made 13 investments consisting of 12 individual properties, with an aggregate development cost of approximately $400 million.

OZ Real Estate Group — *Track Record Investment*

Belpointe's historical track record includes the development of "Baypointe", which is a Class A direct waterfront apartment community in downtown Stamford, Connecticut, which is located in an Opportunity Zone.

Description of the Baypointe Development:

Baypointe is a Stamford boutique luxury waterfront apartment community, which was built in 2017 by Belpointe's development and construction teams. The apartments at Baypointe offer its residents Long Island Sound water views, stainless steel appliances, quartz countertops, covered parking, floor-to-ceiling windows, and large loft-style floor plans. The resort-style amenities at Baypointe provides its residents with an expansive community lounge with a luxury demonstration kitchen, billiards room, fitness center and a waterfront swimming pool. Though located in an Opportunity Zone, Baypointe is still perfectly situated on the harbor with it a boardwalk that connects it to several great restaurants, marinas, a pier and a large public park with boating and tennis. Baypointe is also conveniently located to I-95 and the Stamford train station, which allows commuters access to NYC within 45 minutes.

Baypointe was built for an approximate total cost of $39.1M and sold in June 2019 for $50M.



OZ Real Estate Group — *Investment Strategy*

OZ's investment strategy is centered on ground-up multifamily developments and the acquisition of other Qualified Opportunity Funds with stabilized multifamily assets throughout the United States, using the following fundamental investment considerations.

Geographic Locations: Metropolitan markets and sub-markets within 75 miles of metropolitan areas that have shown significate employment and population growth. Specifically, OZ has studied the 2011 to 2015 census data on which Opportunity Zone tracts are designated and has updated this census data to reflect current economic conditions, trends and opportunities.

Stabilized Asset Acquisitions: Being the only publicly traded Opportunity Zone structure provides OZ the unique ability to acquire other Qualified Opportunity Funds and their stabilized assets, without causing their investors to lose any Opportunity Zone tax benefits.

Asset Classes: Multifamily is the beneficiary of the shift in attitude by society toward renting versus home ownership, which will be a major allocation of OZ's investment strategy.

Investment Platforms: OZ's innovative investment platforms provides OZ with better access to off-market opportunities and enhanced development oversight:

I. Franchise Platform: Developers that are OZ affiliated development companies in specific regions throughout the Unites States that bring local expertise and knowledge.

II. Programmatic Platform: Exclusive joint ventures with highly established and experienced regional development partners.

Strategic Locations: Infill developments typically have more barriers to entry for new supply and are close to employment and transportation, which leads to top-line growth.

Stringent Underwriting: Belpointe's tightly managed and controlled process to examine all elements of investments with respect to investing real estate assets, such as: asset location, asset classifications, demographics, employment data, risk factors, income producing capabilities, potential asset appreciation, tax considerations, liquidity and overall market fundamentals.

Only those assets that meet OZ's stringent investment criteria will be accepted into the OZ.

OZ Real Estate Group — *Risk Mitigation*

OZ's unique combination of risk mitigating strategies will provide its unitholders with the opportunity for long-term distributions and capital appreciation while lowering risk.

Development & Construction Oversight: We believe Belpointe's unique real estate team of former AvalonBay® developers and construction professionals brings unmatched real estate development experience that other real estate funds do not have internally, which is crucial when managing risk in construction and significant renovation projects.

Geographic Diversification: Investments will be diversified throughout the United States, which reduces risk of specific regional or metropolitan market volatility.

Asset Class (Multifamily): OZ will allocate approximately 85% of its capital to developing multi-family or mixed-use developments because they are less sensitive to economic fluctuations than other real estate categories.

Reduced Leverage: OZ's targeted asset portfolio leverage upon stabilization is below 60% loan-to-value, which greatly reduces the risk during economic downturns.

Lower Fees: Low annual Management Fees of only 0.75%, and no investor servicing fees, which greatly decreases risk for OZ's unitholders due to the decreased costs associated with their investment.

Stabilized Asset Acquisitions (Eliminating Construction Risk): Being the only publicly traded Opportunity Zone structure allows OZ to acquire other Qualified Opportunity Funds and their newly built cash flowing assets, without causing their investors to lose any of their Opportunity Zone tax benefits. OZ's unitholders will also receive the Opportunity Zone tax benefits but without the risks associated with construction.

Asset Diversification: OZ will provide greater risk mitigation for its unitholders by accumulating a larger and more diverse real estate portfolio than most of its competitor Opportunity Zone fund vehicles, which are typically structured as private partnerships or limited liability companies. Such competitors due to their vehicle structures are limited in the quantity of investments they can make under the Opportunity Zone regulations, thus resulting in a lack of diversification which increases risk for its investors. Additionally, acquiring stabilized assets eliminates what we believe is one of the biggest risks in Opportunity Zone investing, the construction risk.

OZ Real Estate Group — *Investing without Construction Risk*

OZ being uniquely structured as a publicly traded partnership Qualified Opportunity Fund allows OZ to acquire other Qualified Opportunity Funds after their investments have been completed and stabilized.

Stabilized Asset Acquisitions: Being the only Opportunity Zone structure to be publicly traded provides OZ the unique ability to acquire other Qualified Opportunity Funds and their opportunity zone assets without causing an inclusion event, thus preserving the Opportunity Zone tax benefits for its investors and ultimately providing OZ's unitholders with newly built qualified opportunity zone assets that are stabilized and generating positive cash flow without any construction risk.

How is this even possible? Because Everyone WINS!!!

Win #1: Sponsors of the acquired Opportunity Zone Funds.

Typically a development project takes approximately 2 years to complete, thus requiring Qualified Opportunity Funds and their sponsors to hold their assets for an additional 8 years, to meet the minimum 10 year holding period required to receive the full Opportunity Zone tax benefits. OZ's unique ability to acquire other Qualified Opportunity Funds without an inclusion event for the acquired Qualified Opportunity Funds' investors, provides sponsors with the ability to exit their investment vehicles up to 8+ years earlier than previously planned, thus providing sponsors surety that they will receive their carried interest profits and that they will receive them up to 8+ years faster than expected.

Win #2: Investors of the acquired Opportunity Zone Funds.

Investors benefit from OZ acquiring their Qualified Opportunity Funds because they will be able to recognize gains from their investments without losing any of their Opportunity Zone tax benefits plus simultaneously taking advantage of the additional benefits that OZ provides for its unitholders, such as: greater diversification, liquidity, lower fees, unitholders' investment exit control, and up to 20% tax deduction benefit on income that exceeds depreciation (IRC 199A).

Win #3: OZ Unitholders.

The OZ unitholders shall benefit from acquiring other Qualified Opportunity Funds as it will increase OZ's cash flow from operations, while decreasing risk by improving investment diversification and eliminating construction/development risks.



Opportunity Zone Investing

What are Opportunity Zones?

Opportunity Zones were created through the ***Tax Cuts and Jobs Act of 2017***. Opportunity Zones are **low-income census tracts** nominated by U.S. State Governors and certified by the U.S. Department of the Treasury, to encourage investors to reinvest their capital gains into these areas, in exchange for certain Federal (and possibly State) capital gains tax advantages. The **United States has over 8,700 designated Opportunity Zone census tracts** throughout the country, in every state and every U.S. territory.

Specially designated investment vehicles, known as ***Qualified Opportunity Funds***, must hold at least 90 percent of their assets in Opportunity Zone census tracts to realize the stipulated capital gains tax benefits.

U.S. taxpayers hold trillions of dollars in unrealized capital gains, which can serve as an untapped resource for economic development in Opportunity Zones. Qualified Opportunity Funds provide investors the chance to put that money to work in rebuilding the nation's left-behind communities. The OZ structure enables a broad array of investors to pool their resources into Opportunity Zones, increasing the scale of investments going to underserved communities.

How to take advantage of Opportunity Zones?

To take advantage of the tax benefits of investing in Opportunity Zones, investors must reinvest their capital gains from a prior investment into a ***Qualified Opportunity Fund***, within 180 days of the recognized sale of that prior investment.

Capital gains in a wide array of asset classes, including but not limited to: stocks, bonds, commodities, cryptocurrencies, artwork, automobiles, jewelry and real estate, are all eligible to received tax benefits through reinvestment of capital gains into Opportunity Zones.

Only capital gains are eligible to receive the Opportunity Zone benefits, but the eligible capital gains can be either short-term or long-term gains.

The principal/basis from a prior investment itself can also be invested into the OZ, but the non-capital gains investment would not receive the tax benefits associated with Opportunity Zones.

OZ Opportunity Zone Investing — *Opportunity Zone Map*



Vancouver
North Dakota
Minnesota
Montana
South Dakota
Idaho
Oregon
Wyoming
Nebraska
Salt Lake City
Nevada
UNITED STATES
Kansas
Sacramento
San Francisco
Fresno
Las Vegas
Los Angeles
San Diego
Tijuana
Tucson
El Paso
Texas
Hermosillo
Chihuahua
Monterrey
Oklahoma City
Minneapolis
Wisconsin
Iowa
Kansas City
Missouri
St. Louis
Illinois
Milwaukee
Chicago
Grand Rapids
Detroit
Cleveland
Indianapolis
Columbus
Pittsburgh
Toronto
Rochester
Albany
Boston
Providence
New York
Philadelphia
Washington
Richmond
Norfolk
Memphis
Atlanta
Jacksonville
Orlando
Miami
San Antonio
New Orleans
Ottawa
Montreal
Quebec
New Brunswick
Halifax

OZ Opportunity Zone Investing — *Tax Advantages*

Under *Section 1400Z* of the *Tax Cuts and Jobs Act of 2017*, investors who elect to reinvest their capital gains into Opportunity Zones will receive multiple capital gains tax benefits.

Capital Gains Tax Benefits:

1. **Deferral of Capital Gains Taxes:** Capital gains (short-term or long-term) from the sale of any asset that are reinvested into units of OZ within 180 days following the disposition of that asset, shall be excluded from the unitholder's gross income until the earlier of: December 31, 2026, or the date the unitholder sells his/her OZ units.

2. **Reduction of Capital Gains Taxes:** OZ unitholders who make a proper election will receive a 10% step-up in the basis of the capital gains that are reinvested into units of OZ, if those units are held for at least 5 years on or prior to December 31, 2026, thereby excluding 10% of the original capital gains from taxation.

3. **Elimination of Capital Gains:** OZ unitholders are exempt from federal taxation on capital gains derived from the appreciation of their investment in OZ units, if those units are held for at least 10 years.

4. **Possible State Income Tax Benefits under Opportunity Zone Program:** Depending on which State the unitholder is domiciled and if that State conforms with Federal Opportunity Zone regulations, that investor may be entitled to receive the same Federal Opportunity Zone capital gains tax benefits (deferral, reduction, and elimination of capital gains taxes) on a State income tax level. [See map on the next page: *State Income Tax Advantages*]

Opportunity Zone Investing - *State Income Tax Advantages*

State conformity with Federal guidelines on Opportunity Zones at the Individual level:

The following States, shown in blue, have chosen to follow Federal guidelines on deferral of tax through investments in Opportunity Zones.

A State's conformity with the Federal Opportunity Zone provisions is an important factor for unitholders to consider. Unitholders in States that coupled with the Federal Opportunity Zone provisions may receive State tax incentives similar to those available at the Federal level.

Conversely, investors residing in not coupled States, shown in red, may not be able to defer and reduce State taxation on the initial gains invested in Opportunity Zones. However, unitholders in these not coupled States may also be required to recognize gain for State tax purposes on their eventual sale of their OZ investment.



Coupled
Not Coupled
States without broad-based personal income tax

Source: Institute on Taxation and Economic Policy.



Structural Advantages



OZ Public Company Registration Advantages

OZ was formed as a public real estate partnership ("PREP"), which is registered with the United States Securities and Exchange Commission ("SEC").

Public Company Registration Advantages:

- Registering as a public company provides unitholders with SEC reporting requirements and transparency.
  - By comparison, most private real estate investment vehicles (*i.e.*, private REITs, LLCs and partnerships) provide only limited reporting and transparency for their investors.

- Public company registration allows for non-accredited investors to become unitholders of OZ by simply purchasing units directly from OZ or through a brokerage account.
  - By comparison, private real estate investment vehicles are limited in the number of non-accredited investors that can participate, if they are allowed to participate at all.

- Public registration allows OZ to be listed on a national securities exchange. OZ is currently listed on the NYSE under the symbol "**OZ**".
  - By comparison, private real estate investment vehicles do not have the ability to have their units traded unless they become a publicly registered entity, thus limiting the exit liquidity for their investors.

OZ Drastically Reduced Fee Structures

In order to disrupt the real estate industry, OZ is offering a drastically reduced management and incentive fee structure, as compared to traditional real estate funds.

Further, OZ does not charge many of the other ad-hoc fees that are prevalent in the industry.

- **Reduced Management Fee:** OZ is charging just an annual 0.75% annual management fee, versus its competitors who are charging between 1.5% and 2%+.
- **Minimal Carried Interest:** OZ is only charging a 5% carried interest, versus its competitors who are charging anywhere between 15% and 25%.
- **No Investor Servicing or Disposition Fees:** Many other Opportunity Zone structures charge their investors Investor Servicing fees, but OZ does not.

OZ's Management and Carried Interest fees are substantially under-market, which is extremely advantageous to all type of investors, from non-accredited to institutional investors.

OZ's lower fees provide unitholders with the opportunity to obtain superior economics that are more inline with what a direct real estate investor would receive.

OZ Ultimate Liquidity & Control

OZ's units were designed to provide its unitholders with the ultimate control and liquidity.

NYSE Liquidity:

OZ has provided its unitholders with liquidity by being listed on the NYSE, which is not available to investors in private real estate investment vehicles.

Ultimate Control:

By being listed on the NYSE, OZ allows its unitholders to have control of their exits (both the timing and amount of exits). For instance, unitholders could choose to partially or fully exit their investments, or to hold their investments for as many years as they choose.

By comparison, since private real estate investment vehicles do not generally list their equity on a national securities exchange, the typical hold period for a multi-asset private Opportunity Zone fund can be anywhere from 12 to 13 years, and investors in those funds will have no control over whether the fund chooses to hold their investments for longer than 13 years.

NYSE American: OZ

OZ Additional Tax Advantages

The OZ structure provides for two additional tax advantages for its unitholders: No Depreciation Recapture Tax and 20% Tax Deduction on taxable operating income.

1 No Depreciation Recapture Tax Liability:

Under the Opportunity Zone regulations, OZ unitholders who make a valid Opportunity Zone investment into OZ, and a proper election, will receive a stepped-up tax basis that will eliminate any Capital Gain tax liabilities and Depreciation Recapture tax liabilities attributable to the appreciation in their OZ units, if their OZ units are held for at least 10 years.

Therefore, No Depreciation Recapture tax liability for OZ unitholders if they hold their OZ units for at least 10 years.

2 20% Tax Deduction on all Taxable Income:

Under Section 199A of the TCJA, pass-through investors can earn up to a 20% tax deduction on their qualified business income (subject to limitations), by holding OZ units.

By comparison, investors in private real estate investment vehicles (*i.e.*, partnerships, LLCs and DSTs) are subject to multiple limitation rules that restrict their eligibility to receive the 20% tax deduction.

Therefore, all OZ unitholders are eligible to receive up to the full 20% tax deduction benefit on all net operating income above pass through depreciation amount, no matter the unitholders' income tax bracket.

OZ Versus a 1031 Exchange

An investment into OZ offers several advantages over a 1031 Like-Kind Exchange:

1. A 1031 Exchange only allows for the deferral of capital gains taxes. However, a reinvestment of capital gains into OZ can actually result in a reduction in taxes due: Investors in OZ who make a proper election will receive a 10% step-up in the basis of the capital gains that are reinvested into OZ, if their OZ units are held for at least 5 years, thereby excluding 10% of the original capital gains from taxation.

2. A 1031 Exchange only applies to capital gains taxes from the sale of real property. However, a reinvestment of capital gains into OZ can be from the sale of any asset type (not just real estate), including assets such as: stocks, bonds, commodities, cryptocurrencies, artwork, automobiles, jewelry, etc.

3. A 1031 Exchange does not eliminate capital gains taxes on the appreciation of the new real estate investment. By contrast, OZ unitholders are exempt from federal taxation on capital gains derived from the appreciation of their investment in OZ units, if their OZ units are held for at least 10 years.

4. Additionally, a 1031 Exchange requires rolling over the entire original investment (basis + gains) into one or more separate real estate transaction swaps. By contrast, OZ requires only reinvestment of the capital gains, the actual basis can be withdrawn tax free.

5. Lastly, the reinvestment of capital gains into OZ occurs through a simple single transaction and gives the investor access to a diversified actively-managed portfolio of real estate assets throughout the United States.

OZ versus the Competition

Traditional Private Equity Funds



- Experienced Management Team

Opportunity Zone Private Equity Funds



- No Deprecation Recapture Tax
- Opportunity Zone Capital Gains Benefits
- Experienced Management Team

Opportunity Zone Private REITs



- No Deprecation Recapture Tax
- 20% Pass-Through Tax Deduction on Dividends
- Opportunity Zone Capital Gains Benefits
- Experienced Management Team

Belpointe OZ



- **Acquisition of stabilized OZ assets**
- **Reduced Management Fee**
- **Minimal Carried Interest**
- **Liquidity on the NYSE**
- **Public Company Transparency and Reporting**
- **Unitholder Liquidity Control**
- **No Capital Calls**
- **No Investor Servicing Fees**
- **In-House Construction Expertise**
- **In-House Development Expertise**
- **Non-accredited and accredited investor access**
- **Low investment minimum for investors.**
- **Unique Investment Platforms**
- **No Deprecation Recapture Tax**
- **20% Pass-Through Tax Deduction on Dividends**
- **Opportunity Zone Capital Gains Benefits**
- **Experienced Management Team**



OZ: *Executive Team & Board Members*

Executive Management and Board of Directors

Brandon Lacoff, Esq.

Brandon is the Founder, Chairman of the Board of Directors and Chief Executive Officer of Belpointe PREP, LLC (NYSE: OZ). Brandon was also the founder, Chairman of the Board of Directors and Chief Executive Officer of Belpointe REIT, Inc., (OTCQX: BELP) in 2018, which was a qualified opportunity zone real estate investment trust company that merged into Belpointe PREP, LLC in 2021.

Brandon is also the Chief Executive Officer of Belpointe, a private equity investment firm, which he founded in 2011. From 2004 to 2011, Brandon was a Managing Director and the co-founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was acquired by Belpointe in 2011. Belpointe owns several operating businesses throughout the region, including Belpointe Asset Management LLC, a financial asset management firm that manages over $3 billion in tradable securities. Brandon and his executive team bring financial strength, operational expertise and investing discipline to its portfolio of investments. Brandon currently serves as the Chairman of the Board of Directors for Belpointe Multifamily Development Fund I, LP, a real estate private equity fund.

Prior to Belpointe, Brandon began his finance/accounting/tax career at Arthur Andersen, LLP then with Ernst & Young, LLP, in their Mergers and Acquisitions departments. In 2001, he co-founded Belray (acquired by Belpointe), where Brandon eventually left Ernst & Young in 2004 to focus full-time on Belpointe.

Brandon holds a Juris Doctor degree and a Master of Business Administration from Hofstra University and a bachelor's degree in Finance from Syracuse University. Brandon has served on the board of multiple non-profit organizations, such as: Greenwich Wiffle for the Greenwich Police Silver Shield Association, Youth Services for the Town of Greenwich (joint venture between Town of Greenwich and United Way of Greenwich), and Eagle Hill School Alumni Board. Brandon currently serves on the board of two non-profit organizations, The Belpointe Foundation and Eagle Hill School Board of Trustees.

Brandon is licensed to practice law as an attorney in both the State of Connecticut and New York State.

Executive Management and Board of Directors

Martin Lacoff

Marty is an entrepreneur with over 45 years' experience in successfully starting, developing and operating businesses within the securities, real estate, and natural resources industries. His considerable professional experience include former Vice-Chairman and Co-Founder of Walker Energy Partners, one of first publicly traded Master Limited Partnership (MLP) that he brought public; and former Chairman, Founder and General Securities Principal of LaClare Securities, Inc., a NASD broker dealer. Marty was also formerly Vice President of institutional equities at Mitchell Hutchins and later Paine Webber. Marty previously served as a Director of Fortune Natural Resources Corporation, a public company that was listed on the American Stock Exchange and is currently on the board of directors of the Lion's Foundation of Greenwich, a charitable organization dedicated to helping the blind and visually impaired. Since 2012, Marty has served as a Board of Director for Belpointe Multifamily Development Fund I, LP, where he helps in real estate investment decisions. Marty is an engineer by training, having graduated from Rensselaer Polytechnic Institute and has a Master's of Business Administration in Finance from the Simon Business School at University of Rochester. Marty was selected to serve as a director because of his extensive investment and financial experience and detailed knowledge of our acquisition and operational opportunities and challenges.

Lori Wortz

Lori is the Chief Operating Officer of Belpointe's Real Estate Operations including acquisitions, development, construction, property operations and asset management. Lori brings over 25 years' experience in developing large scale, mixed use properties. Her experience, organization skills, and leadership make her a valued member of Belpointe's executive team. Prior to becoming COO of Belpointe, Lori served as Vice President of Development at Belpointe Capital LLC where she managed the development, construction, lease up and operations of Belpointe Capital's portfolio. Prior to joining Belpointe, Lori was the Senior Development Director at Stillwater Investment Management Corp., responsible for development and construction of both condominiums and mixed-use communities. Before working at Stillwater, Lori was a Development Coordinator at AvalonBay Communities working on new developments as well as developing and implementing AvalonBay Communities' Development Policies and Procedures. She was a key member at both Stillwater and AvalonBay Communities. Lori is a summa cum laude graduate of Fairfield University with a Bachelor's degree in Management.

Kristin Sabia

Kristin is the Chief Accounting Officer at Belpointe. Prior to joining Belpointe, Kristin was the Chief Accounting Officer for two of W.P. Carey's managed Real Estate Investment Trusts, where Kristin was responsible for the oversight of accounting, financial reporting and internal controls. Through Kristin's tenure at W.P. Carey, she also served in other capacities including controller and assistant controller. Kristin started her career with Ernst & Young LLP, where she held various positions in the assurance practice, specializing in real estate. Kristin is a Certified Public Accountant and holds a bachelor's degree in Accounting from the State University of New York at Albany.

Cody Laidlaw

Cody is the Chief Investor Relations Officer at Belpointe overseeing all aspects of fundraising, investor relations, product development, and assists with implementing the overall investment strategy of the firm. Cody is well versed in numerous offering types including Reg D's, Reg A's, S-11's. Prior, Cody served as Chief of Staff reporting directly to the Chief Executive Officer and was responsible for overseeing multiple private equity funds that deployed their capital with a focus on real estate, small businesses, and tax advantaged structures including Opportunity Zones and Qualified Small Business Stock. Previously, Cody was a Vice President focused on the acquisition, development, and construction of multifamily assets. Before joining Belpointe, Cody was a Vice President at a private investment firm that specialized in underwriting short-term credit facilities to real estate operators and business owners. Cody holds a Bachelor's degree in Business Administration from Thomas Edison University. Cody serves on the board of the Belpointe Foundation, which is a nonprofit organization, formed to give back to and strengthen our community.

Jay Daniel

Jay is Belpointe's Vice President of Development with the benefit of thirty years of experience in real estate development, business management, and construction engineering, Jay brings comprehensive experience on a diverse product mix of real estate developments. In addition to being well versed in low, mid, and high rise multifamily developments, his development /construction experience also includes mixed-use, retail, and office projects in both urban in-fill, and greenfield locations.

Over the course of his career, Jay has led the development of multifamily projects throughout the Mid-Atlantic and Southeast. From predevelopment, leading the design development, and overseeing construction, he brings knowledge and expertise that produces exceptional communities.

Prior to joining Belpointe, Jay was Vice President of Development for regional multifamily Developers based in Atlanta, where he was responsible for all aspects of the development process on multifamily and mixed-use communities. Jay holds a Bachelor of Science in Civil Engineering from Virginia Tech and a Masters in Business Administration from the University of Georgia.

Brooke May

Brooke is the Vice President of Construction at Belpointe with responsibility for preconstruction and construction activities. Prior to joining Belpointe, Brooke served as Vice President of Residential Construction at Strategic Property Partners (SPP). Brooke has over 18 years' experience in the construction industry working in multiple sectors from Subcontractor, General Contractor, Construction Manager and Developer. Prior to SPP, Brooke worked as a Sr. Project Manager with Moss and Associates overseeing multifamily and hotel projects. Her experience with Reinforced Structures, Inc., as the Area Manager for the growing Cast in Place Concrete company allowed her to work on iconic projects such as The Perez Art Museum in Miami, FL and The Salvadore Dali museum in St. Petersburg, FL.

Brooke currently serves as a Board Member for the Friends of The Riverwalk in downtown Tampa and has previously served in leadership roles with Leadership Tampa Bay, Associated Builders and Contractors, University of Tampa and Dress for Success. Brooke is a cum laude graduate of The University of Tampa with a Bachelor's degree in International Business.

Ela Cole

Ela is Vice President of Property Operations for Belpointe. Ela has almost 30 years' experience in multi-family operations on mid-rise and hi-rise property operations, lease-ups, dispositions, commercial mixed-use communities, affordable compliance plans and pricing strategies. Most recently, Ela represented a private commercial operator overseeing capital projects, third-party consulting for a lease-up, and dispositions. Prior to that she was a Development Director with Belpointe Capital overseeing the development, construction and lease up of their mixed use communities. Previously, she was at Greystar where she was the Regional Manager in charge of CT/NY/NJ and prior to Greystar, spent 19 years with AvalonBay Communities and its predecessor companies. Ela is an expert in apartment management and lease up and served as President of the Connecticut Apartment Association and continues to serve on committees. Ela has a bachelor's degree in Business from Central Connecticut State University.

Adam Snitkoff, Esq.

Adam is the Director of Finance and Tax at Belpointe since 2016. Adam most recently operated his own practice where he performed accounting and tax services for family offices and Real Estate Investment Trusts. Prior to that, Adam was a consultant to Starwood Capital performing tax and accounting services, Director of Tax at Grill & Partners where he oversaw their tax and compliance department, and Manager at Burt Goldstein & Co where he managed the tax practice. Adam began his career at Coopers & Lybrand as a staff accountant. Adam holds a bachelor's degree from SUNY Binghamton with a major in Economics and earned his Juris Doctor degree from Quinnipiac University School of Law.

James Carnicelli, Jr.

Jim is the Vice President of Construction for Belpointe's real estate division. Prior to joining Belpointe, Jim was the Co-Founder and President of The Gateway Development Group, Inc. ("Gateway"). Since 2006, Gateway has completed over $200 million in capital improvement projects, such as: high-end multi-family residential, medical and general office, retail, hospitality, and mixed-use projects. Jim was responsible for all operations of Gateway, including conceptual planning and project entitlements, design and architecture, financial analysis and budgeting, and full construction services. Prior to Gateway, Jim spent 12 years in ascending roles including Construction Manager, Project Manager and Project Executive with WCI Communities, Spectrum Skanska and Spectrum Communities. Jim's varying roles with this lifestyle community developer focused on construction operations and management of large and complex community developments. Jim holds a bachelor's degree in Civil and Environmental Engineering from Villanova University.

Independent Board Members

Dean Drulias, Esq.

Mr. Drulias has been practicing private law in Westlake Village, California. Mr. Drulias formerly served as Director, Corporate Secretary and General Counsel of Fortune Natural Resources Corporation, a public oil and gas exploration and production services company that was listed on the American Stock Exchange. Mr. Drulias was also a stockholder and a practicing attorney at the law firm of Burris, Drulias & Gartenberg, where he specialized in the areas of energy, environmental and real property law. Mr. Drulias received his undergraduate degree from the University of California Berkley and has a Juris Doctor degree from Loyola Law School. Mr. Drulias is a member of the California and Texas State Bars. Mr. Drulias was selected as a director because of his senior executive officer and board service experience.

Timothy Oberweger

Mr. Drulias has been a Vice President and Senior Business Development Officer at Stewart Title Commercial Services, a title insurance and settlement company providing services to the real estate and mortgage industries since October 2017. He has over 15 years of experience in the title insurance industry. Previously, from November 2015 to September 2017, Mr. Oberweger served as Managing Director & Counsel of First American Title Insurance Company. From September 2009 to November 2015, Mr. Oberweger served as Vice President & Counsel of Fidelity National Title Insurance Company and, from September 2005 to August 2009, as Counsel of First American Title Insurance Company. Mr. Oberweger served as chair of the Young Mortgage Bankers Association from August 2015 to December 2017, and since May 2010 has served on the Executive Board of Brooklyn Law School's Alumni Association. From May 1995 to May 1996, he served on the Alumni Board of Macalester College. Mr. Oberweger is currently and has been since March 2018 a member of National Multifamily Housing Council and, since January 2020, a member of Urban Land Institute, ULI and National Association for Industrial and Office Parks. Mr. Oberweger has also previously been a member of the Mortgage Bankers Association, MBA of New York, The International Council of Shopping Centers and served as an elected member of the Representative Town Meeting in Greenwich, Connecticut from September 2011 to December 2017. Mr. Oberweger holds a Juris Doctor from Brooklyn Law School and a Bachelor of Arts from Macalester College.

Independent Board Members

Shawn Orser

Mr. Orser has been the President of Seaside Financial & Insurance Services, a San Diego, California based investment advisory firm. Mr. Orser began his career in finance supporting an Index Arbitrage desk at RBC Dominion Securities, then moved to Merrill Lynch where he worked on the trading desk for the Equity Linked Products Group. Thereafter, he then joined Titan Capital, a New York City based hedge fund where he traded equity derivatives, then worked as a proprietary trader for Remsemberg Capital trading equity and option strategies. Afterwards, he moved to the retail side of the investment management business with Northwestern Mutual, then later joined Seaside Financial & Insurance Services. Mr. Orser earned his Bachelor's Degree in Finance from Syracuse University. Mr. Orser was selected as a director because of his extensive investment and finance experience.

Ronald Young, Jr.

Mr. Young has been the President and Co-founder of Tri-State LED, a subsidiary of Revolution Lighting Technologies (NASDAQ: RVLT), which provides LED solutions to commercial, industrial and municipal organizations. Prior to 2010, Mr. Young was a managing director and co-founder of Belray Capital, a Greenwich, Connecticut based real estate and investment firm, which was later acquired by Belpointe. Mr. Young has also held several positions in the investment and financial industry with MAC Pension Inc., Strategies for Wealth Strategies (an agency of The Guardian Life Insurance Company of America), and AG Edwards & Sons Inc. (now Wells Fargo Advisors). Ron earned his undergraduate degree from the University of Connecticut. Mr. Young was selected as a director because of his extensive investment and real estate development experience.

Executive Advisory Board Members

Sarah Broderick

Ms. Broderick is the Founder of FEAT Capital & Advisory, advising primarily female-led or growth stage companies on topics including financial and operational execution, executive leadership, organizational design and corporate cultural transformation. Prior to founding FEAT Capital & Advisory, Mrs. Broderick served as a director, senior executive, and financial expert across a range of organizations, and has 20 years of experience working with both large cap companies, as well as emerging tech and founder-led ventures. Most recently, Mrs. Broderick served as the Chief Operating Officer, CFO, and member of the Board of Directors of VICE Media. Prior to her role at VICE Media, Mrs. Broderick oversaw SEC Reporting and the global accounting operations for General Electric and served in senior financial leadership positions at NBC Universal, Endeavor and Deloitte. Mrs. Broderick holds a Masters degree and a Bachelor of Science degree in Accounting from the University of Connecticut, where she was also a four-year member and captain of the UConn Softball Team. Mrs. Broderick serves on the Board of Directors of the Girl Scouts of Connecticut and is heavily involved in fundraising for the University of Connecticut athletic department.

Patrick Brogan

Mr. Brogan is the President of BB Land Holdings, a private real estate investment company, and an Officer of the Black-Brogan Foundation, a family foundation focused on empowerment through education. Mr. Brogan's has extensive background in data networking, as he was an early employee at Breakaway Solutions, Blade Logic, Egenera, and Fuze. Over the years Mr. Brogan's role ranged from Engineering to Sales, to Investor, and ultimately Board of Directors. Mr. Brogan's extensive business background made him into an expert investor and advisor to early-stage businesses. Mr. Brogan holds a Bachelor's degree from Boston College.

Donald Cogsville

Mr. Cogsville is the Chief Executive Officer of The Cogsville Group, a New York-based private equity real estate investment firm founded in 2007. Since its inception, the firm has invested in $3 billion of commercial and residential real estate, representing over 4,000 assets in 49 states. Mr. Cogsville began his career as an attorney in the Structured Finance Group at Skadden, Arps, Slate, Meagher & Flom LLP. He then joined the Leveraged Finance Group at Merrill Lynch as an investment banker, and left Merrill Lynch to found RCM Saratoga Capital LLC, a boutique investment banking firm focused on generating value in the urban marketplace. Mr. Cogsville is Of Counsel with Akerman LLP, where his practice focuses on real estate development (specifically urban redevelopments, including opportunity zone projects), real estate financing, and real estate asset management. Additionally, Mr. Cogsville serves or has served on the Board of Marchex, Inc., the Board of Visitors of the University of North Carolina, The New York Urban League, Jazz at Lincoln Center, The Amsterdam News Editorial Board and founded the non-partisan voter registration initiative, Citizen Change. Mr. Cogsville holds a B.A. from the University of North Carolina at Chapel Hill and a J.D. from Rutgers University.

Executive Advisory Board Members

Daniel Kowalski

Mr. Kowalski is the owner of Wizard of OZ, a bespoke consultancy focused on helping companies utilize Opportunity Zones to grow their businesses while helping the surrounding community to grow and thrive. Previously, Mr. Kowalski was Counselor to the Secretary at the U.S. Treasury Department from 2017 until January of 2021. Mr. Kowalski was the Treasury official responsible for policy development of the regulations, forms, and instructions required to implement Opportunity Zones. He worked with Treasury and IRS staff as well as public- and private-sector stakeholders to provide as much flexibility for the use of the incentive consistent with the four corners of the statute. Mr. Kowalski has been a featured speaker at over 70 Opportunity Zone events in 30 cities in 20 states and Puerto Rico. He was named a "Top 25 OZ Influencer" in both 2019 and 2020 by Opportunity Zone Magazine. He is also a recipient of the Alexander Hamilton Award, the highest Treasury honor for employees whose performance and leadership demonstrate the highest standards of dedication to public service and the Treasury Department.

Prior to Treasury, Mr. Kowalski was Deputy Staff Director of the Senate Budget Committee. He also served as the Director of Budget Review for the House Budget Committee. He started in Washington with the Congressional Budget Office (CBO) as a Principal Analyst in the unit responsible for preparing CBO's baseline budget projections. In state government, Mr. Kowalski worked as Director of the Legislative Budget Office for the Missouri General Assembly, and as the senior individual income tax analyst with the Finance Committee for the New York State Senate. He started his career as a management analyst for the Deputy Commissioner for Audit in the New York City Department of Finance. Mr. Kowalski holds a Master of Public Policy degree from Harvard's Kennedy School and a Bachelor of Arts from St. John's College in Annapolis, Maryland.

Stephen Soler

Mr. Soler is the Managing Director of Stockbridge Realty Advisors, LLC, where he oversees underwriting, financing, and project management for real estate investments, including assisting Societe Generale with various real estate related matters including developing risk management protocols. Over the past 30 years, Mr. Soler has held senior positions at both real estate investment companies as well as commercial banks focused on commercial real estate financing, where he has overseen more than $15 Billion of commercial real estate transactions covering all asset classes and real estate sectors. Prior to Stockbridge Realty Advisors, LLC, Mr. Soler held the position of Managing Director at Societe Generale and was part of the credit assessment team focused on risk management. Mr. Soler is an Adjunct Professor at the NYU Schack Institute of Real Estate where he has taught for more than fifteen years in the Master of Real Estate Program with a focus on Entrepreneurship and Sustainable Development. Mr. Soler graduated from the University of Massachusetts at Amherst with a degree in economics, and he attended the Harvard Graduate School of Design. He has served as a member of the Economics Department Advisory Board at the University of Massachusetts, the Board of the YMCA of Greenwich, and on several Town of Greenwich Boards and Advisory Committees.

Executive Advisory Board Members

Fred Stoleru

Mr. Stoleru is a Principal with Blackburn Point Realty, the real estate affiliate of Hepco Capital Management, LLC, a private investment firm that seeks to make controlled investments in diverse business sectors, particularly real estate, middle market private operating companies, and energy and financial companies. Prior to Blackburn, Mr. Stoleru was the President and Chief Executive Officer of Atlas Resources LLC and Vice President of the general partner of Atlas Growth Partners, L.P., which owns and operates natural gas drilling partnerships. In addition to experience at Atlas, Mr. Stoleru has a considerable professional experience that includes serving as Vice President of Business Development at Resource Financial Institutions Group, Inc., a Principal of NPV/Direct Invest, an Associate at the Capital Transactions Group of the Shorenstein Company, and an Investment Banking Associate with JP Morgan Investment Management. Mr. Stoleru received a Masters of Business Administration degree from Georgetown University and a Bachelor of Science degree in business from the University of Delaware.

Important Information and Qualifications

Belpointe PREP, LLC ("Belpointe OZ") has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission ("SEC") for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ's most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering.

Investing in Belpointe OZ's Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe OZ's investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe OZ's Class A units. To view Belpointe OZ's most recent prospectus containing this and other important information visit ww.sec.gov or www.belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

This communication may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this communication is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ's Class A units in any jurisdiction where it is unlawful to do so.

Neither Belpointe OZ nor any of its affiliates provide investment or tax advice and do not represent in any manner that the outcomes described in this communication will result in any particular tax consequence. Prospective investors should consult their own investment and tax advisers concerning the U.S. federal, state and local income tax consequences, as well as any tax consequences under the laws of any other taxing jurisdiction, in relation to their personal tax circumstances, which may vary for prospective investors in different tax situations.

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which reflect the current views of Belpointe PREP with respect to, among other things, our future results of operations and financial performance. Estimates, projections and other forward-looking statements can typically be identified by words and phrases such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statement expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement was made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe OZ's control. Therefore, we caution you against relying on any forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any forward-looking statements to conform them to actual results or revised expectations.

AvalonBay® is a registered trademark of AvalonBay Communities, Inc., which is not affiliated with Belpointe OZ.

Investor Relations Contact:
Cody Laidlaw
claidlaw@belpointe.com

Headquarters:
255 Glenville Road
Greenwich, CT 06831
(203) 883-1944